SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15-d-16 of

The Securities Exchange Act of 1934

For November 1, 2007

Commission File Number 000-17434

DRAXIS HEALTH INC.

(Translation of registrant’s name into English)

6870 Goreway Drive, 2nd Floor

Mississauga, Ontario  L4V 1P1

CANADA

(Address of principal offices)

Registrant files annual reports under cover of Form 20-F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRAXIS HEALTH INC.

By:/s/ Alida Gualtieri

General Counsel & Secretary

Dated: November 1, 2007

FINANCIAL HIGHLIGHTS

(in thousands of U.S. dollars except share related data and in accordance with U.S. GAAP)

For the Three-Month Periods Ended September 30,			For the Nine-Month Periods Ended September 30,
2007	2006		2007	2006
(unaudited)	(unaudited)		(unaudited)	(unaudited)

		REVENUES
$17,370	$19,788	Product sales	$56,048	$60,439
558	617	Royalty and licensing	2,235	1,657
30	825	Anipryl® deferred revenues	90	2,475
$17,958	$21,230		$58,373	$64,571

$4,697	$8,127	Product Gross Margin	$19,545	$26,016
27.0%	41.1%	Product Gross Margin %	34.9%	43.0%

$(1,661)	$3,423	Operating income (loss)	$3,319	$10,663
-9.2%	16.1%	Operating Margin %	5.7%	16.5%

$26,928	$19,891	Cash and cash equivalents	$26,928	$19,891

$0	$0	Total debt	$0	$0

$2,053	$5,858	Cash flows from operating activities	$10,156	$10,438
(2,965)	(1,425)	Cash flows used in investing activities	(8,234)	(3,742)
$(912)	$4,433		$1,922	$6,696

$(1,376)	$2,604	Net income (loss)	$2,209	$7,860

$(0.03)	$0.06	Basic earnings (loss) per share	$0.05	$0.19
$(0.03)	$0.06	Diluted earnings (loss) per share	$0.05	$0.19

Two significant non-recurring items in the first nine months of 2007 positively affected financial performance relative to the first nine months of 2006. During the first quarter of 2007 the Company received a non-recurring milestone payment of $0.8 million from Shire BioChem Inc. and an insurance payment of $0.5 million from a business interruption insurance claim related to the extended shutdown period in 2005. The impact of these items on operating income (loss) and diluted earnings (loss) per share are included in the Schedule of Supplemental Information below.

Under the Company’s current Normal Course Issuer Bid, which began December 20, 2006 and which ends no later than December 19, 2007, approximately $0.7 million has been returned to shareholders as of October 31, 2007 through the repurchase for cancellation of 130,100 common shares at an average price of $5.27 (CDN$5.21).

Segment Highlights from Management’s Discussion and Analysis

Contract Manufacturing

•                  Revenues for the third quarter of 2007 were $12.1 million or 17% lower than the third quarter of 2006. The decrease was due to significantly lower production volumes of Hectorol® in the third quarter of 2007, which is expected to be the low point of quarterly production for 2007.  In addition, volumes in the third quarter of 2007 were $1 million below expectations due to the  decision of a specific customer to reduce its supply chain inventory levels for 2007.  This impact is expected to be a short-term reduction in production volumes for this customer’s products with volumes returning to historical levels thereafter.

•                  Product gross margin percentage declined to 13% in the third quarter of 2007 and 23% for the first nine months of 2007 compared to 31% and 35% respectively for the same periods of 2006. The decrease was driven by lower volumes of both sterile and non-sterile products and the resulting negative impact of decreased capacity utilization.  The regular summer shutdown for maintenance in the third quarter was extended in the non-sterile area to accommodate new installations and facility expansions related to the new long-term contract with Johnson & Johnson Consumer Companies, Inc.

•                  Operating loss for the third quarter of 2007 was $1.4 million and operating income for the first nine months was $2.4 million compared to operating income of $2.3 million and $8.9 million respectively for the same periods in 2006 due to lower sterile volumes and increased severance costs, partially offset by a revaluation of incentive awards.

•                  During the third quarter the Company announced the successful signing of a new contract with Johnson & Johnson Consumer Companies, Inc. for non-sterile products that is expected to generate incremental revenues in excess of $120 million from commercial production during the period 2009 through 2013 plus approximately $6 to 8 million during 2007-2008 from product transfer activities. This new business is expected to significantly increase capacity utilization in the non-sterile area, provide a significant and stable revenue stream beginning in 2009 and add substantial production capabilities with little or no additional capital expenditures.   This enhanced business relationship with a key client is expected to increase the probability of attracting new business as a result of increased exposure and credibility.

Radiopharmaceuticals

•                  Product sales of $5.8 million in the third quarter were up 3% over the third quarter of 2006 with the inclusion of freight charges in product sales revenues, which started April 1, 2007.  Excluding freight charges, product sales in the third quarter of 2007 were down slightly due to the temporary suspension of production in the quarter of a private label product for one customer, pending possible future formulation changes. Nine month product sales for 2007 were up 10% to $17.5 million, primarily as a result of higher sales of Sodium Iodide I-131 products, increased cold kit sales and the inclusion of freight charges in revenues.

•                  Product gross margins in the third quarter of 2007 were 54.1% of sales compared to 64.8% of sales for the third quarter of 2006; for the first nine months of 2007 product gross margins were 58.3% versus 62.9% for the same period in 2006, due to the dilutive impact of including freight charges billed back to customers in revenues and cost of goods sold, coupled with foreign exchange pressures caused by the stronger Canadian dollar.

•                  Operating income in the third quarter of 2007 was $0.8 million compared to $1.8 million in the third quarter of 2006 as a result of pressures on margins from a strong Canadian dollar, regulatory filing fees and increased business development activities. For the first nine months of 2007, operating income of $3.3 million was 18% lower than the first nine months of 2006, primarily due to regulatory filing fees and increased research and development spending.

•                  The FDA acknowledged in July 2007 the receipt and acceptance for review of the Abbreviated New Drug Application (ANDA) for DRAXIMAGE® Sestamibi that was submitted in February 2007.

•                  In July 2007 DRAXIMAGE announced the filing of DRAXIMAGE® Sestamibi with European regulatory authorities, marking another milestone in the comprehensive plan to pursue major myocardial perfusion imaging (MPI) markets globally.

•                  DRAXIMAGE filed an Abbreviated New Drug Submission (A/NDS) for DRAXIMAGE® Sestamibi with Health Canada in August, 2007 and was advised in October 2007 that this submission was found acceptable for review.

•                  DRAXIMAGE is on track to obtain product registrations required to enter European markets during 2008.  The MAA kit product for diagnostic lung perfusion studies, initially approved in the Netherlands in 2005, was recently approved in Germany, the United Kingdom and Luxembourg. The MDP kit product for diagnostic bone imaging has been approved in the Netherlands and in addition I-131 Sodium Iodide Capsules, for the treatment of thyroid cancer, was approved in Denmark during the third quarter of 2007.

•                  In August 2007 DRAXIMAGE announced the establishment of a research collaboration with Med Discovery of Geneva, Switzerland to explore the combination of Med Discovery’s targeted protein therapeutics with DRAXIMAGE radiopharmaceutical expertise for the assessment and possible development of agents for the detection of microtumors and the potential treatment of prostate cancer and a variety of other cancers.

Outlook

Guidance targets for 2007, which were revaluated subsequent to the second quarter of 2007, have been subsequently reassessed following the third quarter of 2007, taking into account the following factors:

•                  Subsequent to the second quarter of 2007, an ongoing assessment of the Company’s cost structure began with the appointment of Jean-Pierre Robert as head of both of the Company’s operating units. In addition, a parallel review of the Company’s corporate overhead structure was initiated to reduce overhead costs and eliminate redundancies Company wide. This is related to the higher cost burden associated with these costs as a result of the stronger Canadian dollar, the upgrade of our SAP systems and overall plans to achieve greater efficiencies. Severance costs in the third quarter of 2007 amounted to $0.6 million and are included in selling, general and administrative expenses. The Company expects further severance costs in the fourth quarter of 2007 which are expected to impact earnings per share by approximately 3 cents per share.

•                  During the first nine months of 2007, the strengthening of the Canadian dollar from $CDN1.165 per U.S. dollar as at December 31, 2006 to $CDN0.995 per U.S. dollar as at the end of September 30, 2007 has resulted in foreign exchange losses for the first nine months of 2007 of approximately 3 cents per share or $1.6 million ($0.7 million in the third quarter alone). This foreign exchange loss resulted from the revaluation of U.S. dollar-denominated net monetary assets.

•                  Since the vast majority of the Company’s cost structure is in Canadian dollars and a larger portion of the Company’s revenue streams is denominated in U.S dollars, the strengthening of the Canadian dollar has a significant negative impact on the Company’s underlying gross profit margin and operating expenses. We estimate the strengthening of the Canadian dollar has reduced operating profitability by approximately 3 to 4 cents per share on an annual basis relative to 2006 assuming no further material changes to foreign exchange rates to the end of the year.

•                  Volumes of radioactive products produced by the radiopharmaceutical operations were lower than expected during the third quarter due to a decision by a customer to cease production of a private label radioactive product ($350,000 in revenues per quarter) while the customer determines whether to continue to supply the market in the future pending possible formulation changes.

•                  Based on the latest information from Genzyme, the Company expects Hectorol® production volumes in 2007 to be approximately $9 million lower than what they were in 2006 and significantly lower than what was originally forecasted for 2007. Production volumes in the third quarter of 2007 were particularly low due to reduced customer demand. It is our understanding that these volumes may still vary materially either positively or negatively in future quarters as a result of continued uncertainty in customer demand.  The lower than expected volumes from Genzyme have offset the positive impact of increased volumes related to new business activities taking place during 2007 within our contract manufacturing division.

•                  The successful product transfer of the IC-GREEN™ product during the third quarter of 2007, which is now being produced for Akorn, Inc., is one of several sterile products that DRAXIS Pharma is transferring in to begin to fill the gap resulting from declining Hectorol® volumes. We believe that the trend is for Hectorol® volumes to continue to decline and we are planning under the assumption that the manufacturing of this product by DRAXIS Pharma will ultimately be phased out by the end of 2009.

•                  R&D expenses at DRAXIMAGE will remain steady and will continue to be allocated toward the successful filing and commercialization of high value products such as DRAXIMAGE® Sestamibi and the MOLY-FILL™ Tc-99m Generator. In addition, resources will be directed toward the establishment of additional external collaborations for the identification and co-development of innovative radiopharmaceutical products. Formulation development of INFECTON® targeting orthopaedic indications has to date not been successful and we will allocate the resources devoted to this product to other projects.

Due to the expected financial performance for 2007 resulting from the factors described above, the Company expects earnings per share to be at least 7 cents lower than the most recent guidance of 18 to 21 cents per share for 2007 and net operating cash flows to be at least $3 million lower than the target of $18 million, subject to working capital fluctuations.  Our financial performance in the third quarter of 2007 is not expected to negatively impact the long term financial performance of the Company. Significant key milestones have already been achieved in 2007 consistent with the sources of future growth detailed below.

Guidance for Future Years

Beyond 2007, the Company no longer plans to provide specific quantitative guidance given an anticipated period of expansion and significant growth that is expected to be accompanied by periods of increased forecast variability. This growth will be driven by the following factors (not in any particular order):

•                  The timing and ramping up of commercial production of non-sterile products under the new contract with Johnson & Johnson Consumer Companies, Inc. will be influenced by both the product transfer process and the receipt of manufacturing site transfer approvals from appropriate regulatory agencies.

•                  Several potential new contract manufacturing business opportunities have been identified as a result of increased marketing and outreach activities initiated during 2007. However, the rate of conversion of such opportunities to new business contracts over the next several quarters has introduced increased forecasting variability.

•                  The timing and extent of radiopharmaceutical product introductions to European markets is highly dependent on receiving timely regulatory approvals in several different countries plus the establishment of one or more appropriate marketing and distribution partnerships, which will influence the rate at which product sales will grow in the EU markets.

•                  Revenue and earnings from the potential introduction of DRAXIMAGE® Sestamibi will depend on several factors including regulatory approvals, competitive activity, marketing and distribution partnerships and market acceptance following product launch.  This is expected to be a significant product for the Company and the variability around its introduction alone is expected to impact the accuracy of future forecasts for 2008 and 2009.

•                  The potential introduction of the MOLY-FILL™ technetium generator is expected to be a significant event given the limited product offerings current available and the forecast variability associated with this product is highly dependent on somewhat unpredictable factors including regulatory approvals, marketing and/or distribution agreements, pricing strategies and market penetration rates.

•                  The timing of regulatory approval of the Company’s improved radiopharmaceutical (cold kit) product for bone scan imaging and its potential introduction into the U.S. marketplace will be driven largely by the regulatory review and approval process.

•                  The successful completion of clinical trials for I-131 MIBG for the diagnosis and treatment of neuroblastoma and related malignancies will determine the timing of its filing and approval by regulatory authorities.

•                  The timing of the initiation and completion of planned expansions to our Montreal-based facilities will impact future forecast accuracy.

Any and all of these factors will have an impact on the Company’s future growth to a degree that small changes in timing could have important impacts on short-term earnings.

Schedule of Supplemental Information

Reconciliation from reported operating income (loss) and diluted EPS to adjusted operating income (loss) and diluted EPS

(in thousands of U.S. dollars except share related data and in accordance with U.S. GAAP)

For the Three-Month Periods Ended September 30,				For the Nine-Month Periods Ended September 30,
2007	2006	% Change		2007	2006	% Change

($1,661)	$3,423	(148.5%)	Operating Income (Loss) - Reported	$3,319	$10,663	(68.9%)
			Adjustments:
—	—		(a) Non-recurring Shire milestone receipt(2)	(791)	—
—	—		(b) Insurance proceeds(3)	(517)	—
(245)	16	(1631.3%)	(c) DSU (recovery) expense(4)	(119)	(167)	(28.7%)
592	—		(d) Severance	592	—
(30)	(825)	(96.4%)	Anipryl® deferred revenues	(90)	(2,475)	(96.4%)
($1,344)	$2,614	(151.4%)	Operating Income (Loss) - Adjusted(1)	$2,394	$8,021	(70.2%)

($0.03)	$0.06		Diluted EPS - Reported	$0.05	$0.19
			Adjustments:
—	—		(a) Non-recurring Shire milestone receipt(2)	(0.01)	—
—	—		(b) Insurance proceeds(3)	(0.01)	—
—	—		(c) DSU (recovery) expense(4)	—	—
0.01	—		(d) Severance	0.01
—	(0.02)		Anipryl® deferred revenues	—	(0.05)
($0.02)	$0.04		Diluted EPS - Adjusted(1)	$0.04	$0.14

(1)

“Adjusted Operating Income (Loss)” and “Adjusted Diluted EPS” are defined as reported operating income (loss) and diluted EPS excluding certain items. These terms do not have a standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies. Management uses adjusted operating income (loss), among other factors to set performance goals and to measure the performance of the overall company. The Company believes that investors’ understanding of our performance is enhanced by disclosing these measures.

(2)	The Company became entitled to and received non-recurring contingent milestone payments from Shire.
(3)	Insurance proceeds related to a business interruption claim filed resulting from equipment damage during 2005 shutdown period.
(4)	Reflects the change in the value of Deferred Share Unit Plan based on the market price of the Company’s common stock.
See Note 7 of accompanying interim financial statements.

Interim Financial Report

This release includes by reference the 2007 third quarter interim financial report incorporating the full Management’s Discussion & Analysis (MD&A) as well as financial statements for the quarter and the nine months ended September 30, 2007 prepared in accordance with U.S. GAAP. The interim report, including the MD&A and financial statements, has been filed with applicable Canadian and U.S. securities regulatory authorities, is accessible on the Company’s website at www.draxis.com in the Investor Relations section under Financial Reports, through the SEDAR and EDGAR databases and is available upon request by contacting DRAXIS Investor Relations at 1-877-441-1984.

Conference Call

DRAXIS has scheduled a conference call to discuss third quarter 2007 financial results at 10:00 a.m. (ET) on November 1, 2007. This call can be accessed by dialing 1(800) 819-9193 and using Access Code 4571610, and will also be webcast live with access through the Company’s website at www.draxis.com. The conference call will also be available in archived format on the Company’s website for 30 days following the conference call.

About DRAXIS Health Inc.:

DRAXIS Health, through its wholly owned operating subsidiary, DRAXIS Specialty Pharmaceuticals Inc., provides products in three categories: sterile products, non-sterile products and radiopharmaceuticals. Sterile products include liquid and freeze-dried (lyophilized) injectables plus sterile ointments and creams. Non-sterile products are produced as solid oral and semi-solid dosage forms. Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications. Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced, and sold through the DRAXIMAGE division. DRAXIS employs approximately 500 staff in its Montreal facility.

For additional information please visit www.draxis.com

Caution Concerning Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and as contemplated under other applicable securities legislation.  These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “plan,” “intend,” “believe” or other similar words. These statements discuss future expectations concerning results of operations or financial condition or provide other forward-looking information. Our actual results, performance or achievements could be significantly different from the results expressed in, or implied by, those forward-looking statements. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made.

These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors that could cause the Company’s results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements include, but are not limited to:

•                  the achievement of desired clinical trial results related to the Company’s pipeline products;

•                  timely regulatory approval of the Company’s products;

•                  the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products;

•                  the Company’s ability to obtain and enforce effective patents;

•                  the non-infringement of third party patents or proprietary rights by the Company and its products;

•                  factors beyond our control that could cause interruptions in our operations in our single manufacturing facility (including, without limitation, material equipment breakdowns);

•                  reimbursement policies related to health care;

•                  the establishment and maintenance of strategic collaborative and commercial relationships;

•                  the Company’s dependence on a small number of key customers;

•                  the disclosure of confidential information by our collaborators, employees or consultants;

•                  the preservation of healthy working relationships with the Company’s union and employees;

•                  the Company’s ability to grow the business;

•                  the fluctuation of our financial results and exchange and interest rate fluctuations;

•                  the adaptation to changing technologies;

•                  the loss of key personnel;

•                  the avoidance of product liability claims;

•                  the loss incurred if current lawsuits against us succeed;

•                  the volatility of the price of our common shares;

•                  market acceptance of the Company’s products;

•                  factors described under “Outlook” above and the Company’s MD&A for the quarter ended September 30, 2007; and

•                  the risks described in “Item 3. Key Information - Risk Factors” in the Annual Report Form 20-F filed by the Company with the United States Securities and Exchange Commission and which is also filed as the Company’s Annual Information Form with Canadian securities regulators.

For additional information with respect to certain of these and other factors, and relating to the Company generally, reference is made to the Company’s most recent filings with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and the filings made by the Company with Canadian securities regulators (available on SEDAR at www.sedar.com).  The forward-looking statements contained in this document represent the Company’s expectations as at October 31, 2007.  Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

DRAXIS Health Inc.

Jerry Ormiston

Executive Director, Investor Relations

Tel:  1-877-441-1984

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

For Quarter Ended September 30, 2007

The following discussion and analysis of the financial condition and results of operations of DRAXIS Health Inc. (“DRAXIS” or the “Company”) is based on the Company’s unaudited financial statements for the quarter ended September 30, 2007 and should be read in conjunction with the Company’s consolidated audited financial statements and notes thereto for the year ended December 31, 2006.

All amounts referred to herein are expressed in U.S. dollars and are in accordance with U.S. generally accepted accounting principles (“GAAP”), unless otherwise indicated.  Other noteworthy accounting issues are discussed under: Accounting Matters.

Readers are cautioned not to place undue reliance on forward-looking statements contained in this MD&A since actual results could differ materially from what we expect if known or unknown risks affect our business or if an estimate or assumption turns out to be inaccurate.  Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  See Forward-Looking Statements on page 35 hereof for factors that may cause actual results or performance of the Company to be materially different.

This MD&A is dated October 31, 2007.

OVERVIEW

DRAXIS is a specialty pharmaceutical company providing pharmaceutical products in three major categories: sterile, including sterile lyophilized (freeze-dried) pharmaceuticals; non-sterile specialty pharmaceuticals; and radiopharmaceuticals.  In the radiopharmaceutical category, DRAXIS has its own products and a targeted research and development (“R&D”) program for new and/or improved products.

The Company is increasingly focusing on the use of GAAP measures both in reporting externally and monitoring management performance. Specifically, the key metrics the Company uses to evaluate divisional and consolidated performance are gross profit margin, operating income, net income and operating cash flow. Non-GAAP financial measures, specifically EBITDA, will continue to be disclosed to provide a comparative link between our historical disclosures as the Company transitions to more traditional GAAP measures. The Company will continue to reconcile any non-GAAP financial measures used with GAAP line items. The Company additionally uses, as a performance measure, cash flows from operating activities less cash flows used in investing activities.

Termination of Amortization of Anipryl® Deferred Revenues

As indicated previously, substantially all revenues related to the amortization of previously received Anipryl® milestones terminated on December 31, 2006. The amortization of these deferred revenues previously resulted in non-cash revenues of $0.8 million per quarter, contributing approximately 7 cents per share per full year. The termination of this source of non-cash revenue and operating income has no effect on cash flows but affects quarter-over-quarter and year-over-year comparisons of operating results beginning with the first quarter of 2007 (see Corporate and Other and Outlook).

Quarterly Financial Results

Financial Performance

The financial performance of the third quarter of 2007 was significantly weaker compared to the third quarter of 2006 due to lower overall sterile product sales driven mainly by reduced Hectorol®

volumes for Genzyme Corporation (“Genzyme”) and the contract manufacturing division of DRAXIS continuing to experience production delays similar to the second quarter of 2007 that prevented the shipment of planned quantities before the end of the quarter.

In addition, the third quarter of 2007 was impacted by the following factors:

•                  The continued rapid strengthening of the Canadian dollar compared to the U.S. dollar during the quarter from a close of $1.07 at the end of June 2007 to par at end of September 2007 and the resulting revaluation of U.S. dollar-denominated net monetary assets adversely affected earnings per share by approximately 1 cent per share.

•                  Volumes of radioactive products produced by the radiopharmaceutical operations were lower than expected during the third quarter due to a decision by a customer to cease production of a private label radioactive product ($350,000 in revenues per quarter) while the customer determines whether to continue to supply the market in the future pending possible formulation changes.

•                  As a result of the signing of its material contract with Johnson & Johnson Consumer Companies, Inc. (“Johnson & Johnson Consumer”) for non-sterile products, the Company’s non-sterile production areas underwent significant activities to support product transfer requirements of the contract, including an extended shutdown of the non-sterile operations in the third quarter of 2007.

•                  In July 2007, the Company announced senior level organizational changes designed to further streamline the Company’s leadership and better reflect the core operating businesses in Montreal (see Corporate Matters).  As a result, the Company recorded severance charges in the contract manufacturing segment which impacted results by approximately 1 cent per share.  The Company will continue to challenge its current organizational structure to reduce its overhead cost structure and additional severance provisions are expected to be taken in the fourth quarter of 2007.  The additional severances are expected to result in approximately a 3 cent per share reduction to fourth quarter earnings.

The financial performance of the Company for the third quarter of 2007 was highlighted by:

•                  Product sales of $17.4 million down 12% from the third quarter of 2006 with product gross margin percentage of 27% compared to 41% in the third quarter of 2006.

•                  Operating loss of $1.7 million compared to income of $3.4 million for the third quarter of 2006.

•                  Basic and diluted EPS of negative 3 cents, representing a decrease of 9 cents from the third quarter of 2006.

•                  Net cash flows from operating activities of $2.1 million, down $3.8 million from the third quarter of 2006.

Non-Financial Performance

During the third quarter of 2007, the following key achievements took place:

•                  The FDA acknowledged in July 2007 the receipt and acceptance for review of the Abbreviated New Drug Application (“ANDA”) for DRAXIMAGE® Sestamibi that was submitted in February 2007.

•                  The Company announced on July 25, 2007 the filing of its DRAXIMAGE® Sestamibi with European regulatory authorities.  The filing marks another milestone in the comprehensive plan to pursue major myocardial perfusion imaging (“MPI”) markets globally.

•                  In July 2007, the Company made senior level organizational changes designed to further streamline the Company’s leadership and better reflect the core operating businesses in Montreal (see Corporate Matters).

•                  During the third quarter, the Company announced it had expanded its existing contract manufacturing relationship with Johnson & Johnson Consumer and entered into a new definitive supply agreement to provide commercial manufacturing services for a broad portfolio of multiple non-sterile specialty semi-solid products currently marketed in the United States.

•                  Subsequent to the third quarter of 2007, on October 31, 2007 the Company announced that Dr. Martin Barkin informed the board of directors that he will retire as the President and Chief Executive Officer of the Company effective December 31, 2007. With Dr. Barkin’s impending retirement, Dan Brazier, presently Chief Operating Officer, will immediately take on the roles and responsibilities currently held by Dr. Barkin until a successor is appointed as President and Chief Executive Officer.

Consolidated Results of Operations and reconciliation of Non-GAAP Financial Measures
(in thousands of U.S. dollars except share related data) (U.S. GAAP)

For the Three-Month Periods						For the Nine-Month Periods
Ended September 30,						Ended September 30,
2007	2006	$ Change	% Change			2007	2006	$ Change	% Change
					Revenues
$17,370	$19,788	($2,418)	(12.2%	)	Product sales	$56,048	$60,439	($4,391)	(7.3%	)
558	617	(59)	(9.6%	)	Royalty and licensing	2,235	1,657	578	34.9%
30	825	(795)	(96.4%	)	Anipryl® deferred revenues	90	2,475	(2,385)	(96.4%	)
$17,958	$21,230	($3,272)	(15.4%	)		$58,373	$64,571	($6,198)	(9.6%	)

$4,697	$8,127	($3,430)	(42.2%	)	Product gross margin	$19,545	$26,016	($6,471)	(24.9%	)
27.0%	41.1%		(14.0%	)	% of Product sales revenues	34.9%	43.0%		(8.2%	)
588	1,442	(854)	(59.2%	)	Royalty and licensing revenue	2,325	4,132	(1,807)	(43.7%	)
(4,792)	(4,261)	(531)	(12.5%	)	SG&A	(12,127)	(13,753)	1,626	11.8%
-27.6%	-21.5%		(6.1%	)	% of Product sales revenues	-21.6%	-22.8%		1.1%
(655)	(558)	(97)	(17.4%	)	R & D	(2,273)	(1,980)	(293)	(14.8%	)
(162)	4,750	(4,912)	(103.4%	)	EBITDA (1)	7,470	14,415	(6,945)	(48.2%	)
-0.9%	22.4%		(23.3%	)	% of Total revenues	12.8%	22.3%		(9.5%	)
(1,499)	(1,327)	(172)	(13.0%	)	Depreciation and amortization	(4,151)	(3,752)	(399)	(10.6%	)
(1,661)	3,423	(5,084)	(148.5%	)	Operating income (loss)	3,319	10,663	(7,344)	(68.9%	)
-9.2%	16.1%		(25.4%	)	% of Total revenues	5.7%	16.5%		(10.8%	)
					Financial
(655)	(2)	(653)	32650.0%		— Foreign exchange loss	(1,645)	(240)	(1,405)	585.4%
247	65	182	280.0%		— Other	605	119	486	408.4%
693	(882)	1,575	178.6%		Income tax (expense recovery)	(70)	(2,682)	2,612	97.4%
($1,376)	$2,604	($3,980)	(152.8%	)	Net income (loss)	$2,209	$7,860	($5,651)	(71.9%	)

($0.03)	$0.06				Basic earnings (loss) per share	$0.05	$0.19

($0.03)	$0.06				Diluted earnings (loss) per share	$0.05	$0.19

1              Income (loss) before depreciation and amortization, financing income, foreign exchange loss, and income tax expense.  This earnings measure (EBITDA) does not have a standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies. Such measures should not be construed as the equivalent of cash flows from operating activities (see Accounting Matters - Non-GAAP Financial Measures).

The following provides a high level overview of the consolidated results of the Company.  Please refer to the segmented results for more detailed explanations.

Comparison of quarters ended September 30, 2007 and 2006

Consolidated revenues of $18.0 million for the third quarter of 2007 decreased 15% compared with the same period in 2006.  The decrease in consolidated revenues was driven by lower contract manufacturing product sales. Consolidated revenues for the nine-month period ended September 30, 2007 decreased 10% compared to the first nine months of 2006 due to lower volumes in contract manufacturing and the loss of the non-cash Anipryl® deferred revenue amortization. These factors were partially offset by one-time contingent milestone payments from Shire BioChem Inc (“Shire”) which were earned in the first quarter of 2007.

Consolidated product sales decreased 12% to $17.3 million for the third quarter of 2007 compared with the same period in 2006.  Contract manufacturing product sales decreased 17% in the third quarter of 2007 compared to the same period of 2006. The decrease was related to lower sterile volumes mainly due to lower demand for Hectorol® coupled with short-term reductions in demand related to a reduction in supply chain inventory levels for 2007 by a specific customer. Radiopharmaceutical product sales grew 3% in the third quarter of 2007 over the same period of 2006 mostly due to the inclusion of a chargeback for freight services effective April 1, 2007.

Product gross margin percentages for third quarter of 2007 decreased to 27% as compared with 41% for the same period in 2006. The decline relates to reduced margins in the contract manufacturing segment resulting from lower sterile volumes, principally volumes of Hectorol®.  In the first nine months of 2007, product gross margins benefited from the receipt of $0.5 million in insurance proceeds resulting from the Company’s extended shutdown period in 2005.

Royalty and licensing revenue decreased by $59,000 for the third quarter of 2007 compared with the same period of 2006. The increase in royalty and licensing revenue for the nine-month period ended September 30, 2007 compared to the same period of 2006 reflects the receipt of $0.8 million of contingent milestone payments from Shire in the first quarter of 2007.

As a percentage of product sales, selling, general, and administrative expenses were 28% for the third quarter of 2007 and 22% for the first nine months of 2007 compared to 22% and 23% respectively for the same periods of 2006. The increases in selling, general and administrative expenses in absolute dollar terms for the third quarter of 2007 relate to severance provisions taken in the quarter related to the contract manufacturing segment coupled with the impact of the strengthening of the Canadian dollar on Canadian incurred costs relative to 2006.  Selling, general and administrative expenses decreased for the first nine months of 2007 compared to the same period of 2006 due to an overall decrease in incentive plan accruals.

R&D expenditures increased slightly in the third quarter and first nine months of 2007 compared to the same periods of 2006 as a result of activities related to the preparation of the Company’s Sestamibi filing for Europe and Canada.

Depreciation and amortization expense for the third quarter and for the first nine months of 2007 increased compared to the same periods of 2006 due to the completion of the Company’s IT and SAP upgrade activities in 2007, including the implementation of a new warehouse management system.

The majority of the Company’s operating costs are denominated in Canadian dollars. As the level of revenues denominated in U.S. dollars and other foreign currencies increases relative to the underlying cost structure, the Company’s overall gross profit margins and selling, general and administration expenses are negatively affected.

Foreign exchange had a significant impact on the third quarter of 2007 compared with 2006 due to the continued rapid strengthening of the Canadian dollar beginning in April 2007 which resulted in a foreign exchange loss of $0.7 million for the third quarter of 2007 and $1.6 million for the first nine months of 2007. The Company is subject to a foreign exchange loss as a result of the negative impact of the strengthening of the Canadian dollar on U.S. dollar-denominated monetary assets held by the Company. The Company expects to partially mitigate its currency related risk over the next 12 to 18 months by an increase in its U.S. dollar-denominated customer financing related to activities expected to be carried out in connection with the new non-sterile contract with Johnson & Johnson Consumer.

For the quarter ended September 30, 2007, the Company recorded an income tax recovery, expressed as a percentage of pre-tax loss, of 33%.  The effective tax rate is lower than the statutory rate due primarily to the amount of R&D tax credits earned in the quarter. The level of tax credits generated from R&D activities in the radiopharmaceutical business also has the impact of lowering effective tax rates. The Company’s effective tax rate will vary from the statutory tax rate depending on the mix of net income combined with the statutory rates in the respective jurisdictions in which the Company operates.

The basic weighted average number of common shares outstanding during the third quarter of 2007 was 42,076,726 and has increased from 41,870,614 in the third quarter of 2006, primarily as the result of the exercise of stock options, offset by shares purchased for cancellation under the Company’s Normal Course Issuer Bid initiated in 2006.

Radiopharmaceuticals
(in thousands of U.S. dollars)  (U.S. GAAP)

For the Three-Month Periods						For the Nine-Month Periods
Ended September 30,						Ended September 30,
2007	2006	$ Change	% Change			2007	2006	$ Change	% Change
					Revenues
$5,816	$5,668	$148	2.6%		Product sales	$17,450	$15,935	$1,515	9.5%
—	—	—	—		Royalty and licensing	—	4	(4)	(100.0%	)
$5,816	$5,668	$148	2.6%			$17,450	$15,939	$1,511	9.5%

$3,144	$3,671	($527)	(14.4%	)	Product gross margin	$10,175	$10,031	$144	1.4%
54.1%	64.8%		(10.7%	)	% of Product sales revenues	58.3%	62.9%		(4.6%	)
(1,434)	(1,079)	(355)	(32.9%	)	SG&A	(3,812)	(3,240)	(572)	(17.7%	)
(655)	(558)	(97)	(17.4%	)	R & D	(2,273)	(1,980)	(293)	(14.8%	)
1,055	2,034	(979)	(48.1%	)	EBITDA(1)	4,090	4,815	(725)	(15.1%	)
18.1%	35.9%		(17.7%	)	% of Revenues	23.4%	30.2%		(6.8%	)
(249)	(275)	26	9.5%		Depreciation and amortization	(816)	(824)	8	1.0%
806	1,759	(953)	(54.2%	)	Operating income	3,274	3,991	(717)	(18.0%	)
13.9%	31.0%		(17.2%	)	% of Revenues	18.8%	25.0%		(6.3%	)

1       See Accounting Matters — Non-GAAP Financial Measures.

Nuclear medicine imaging and therapeutic agents are the focus of the Company’s radiopharmaceutical division, DRAXIMAGE, which develops, manufactures and markets diagnostic imaging and therapeutic radiopharmaceutical products for the global marketplace. Products currently marketed by DRAXIMAGE include a line of lyophilized Technetium-99m kits used in nuclear medicine imaging procedures and a line of imaging and therapeutic products labelled with a variety of isotopes including Sodium Iodide
I-131. DRAXIMAGE has a number of products in late-stage development including: a generic Sestamibi injection, a lyophilized product that is widely used for Technetium-based cardiac imaging studies; and a “next-generation” version of a Technetium Generator.

Financial highlights in this segment for the quarter ended September 30, 2007 included:

•      Product sales of $5.8 million ($5.4 million excluding freight charges included in revenues beginning April 1, 2007) for the quarter representing a 3% (or slight decrease excluding freight charges) increase over the third quarter of 2006.

•      Product gross margin percentage of 54% compared to 65% for the third quarter of 2006.

•      Operating income of $0.8 million compared to $1.8 million in the third quarter of 2006.

Comparison of quarters ended September 30, 2007 and 2006

Revenues for the quarter ended September 30, 2007 increased 3% compared with the same period of 2006 due to the inclusion of $400,000 of freight charges in revenues beginning April 1, 2007. Product revenues decreased excluding the inclusion of freight charges compared to the third quarter of 2006. The decrease is due to the Company temporarily suspending production early in the third quarter of 2007 of a private label radioactive product for one customer. This product contributed approximately $350,000 to quarterly revenues historically. The customer will either permanently withdraw this product from the market place or make formulation changes.

Revenues for the Company’s overall sodium iodide line for the U.S. market have stabilized since April 2007. In the third quarter of 2007, the Company began installing its new capsule filler technology (“DRAXIMAGE SMARTFILL™”) at customer radiopharmacies. The Company’s introduction of its DRAXIMAGE SMARTFILL™ capsule filler technology is expected to drive further growth into 2008. Installation of these units will continue into 2008.

Revenues for the first nine months of 2007 increased 10% driven mainly by the inclusion of freight charges ($800,000) in revenues since April 1, 2007 increased sales of Sodium Iodide I-131, including diagnostic capsules sales to the U.S. customers and increased cold kit sales.

Expected volume growth for Sodium Iodide was tempered during the second quarter of 2007 by a significant disruption in the availability of I-131 raw material from the supplier. Additional suppliers have since been identified; one has been qualified and received U.S. regulatory approval. The supply disruption was resolved within that quarter. The Company is also in the process of converting its largest radiopharmacy customers as well as introducing new customers to its DRAXIMAGE SMARTFILL™ capsule filler technology.

For the quarter ended September 30, 2007 product gross margins were 54% compared to 65% for the third quarter of 2006, due to the dilutive impact of including freight charges billed back to customers in revenues and cost of goods sold beginning April 1, 2007, coupled with foreign exchange pressures caused by a stronger Canadian dollar.

R&D expenditures increased slightly in the third quarter and for the first nine months of 2007 compared to the same periods of 2006 as a result of activities related to the preparation of the Company’s DRAXIMAGE® Sestamibi filings for Europe and Canada.

Selling, general and administrative expenses increased slightly by $0.4 million for the third quarter of 2007 and $0.6 million for the first nine months of 2007 relative to the same periods of 2006 due to an increased investment in business development activities coupled with administrative regulatory filing fees for Europe.

Operating income of $0.8 million for the third quarter of 2007 was $1.0 million lower compared to the same period of 2006 due decreased volumes in the quarter, pressures on margin from a stronger Canadian dollar, regulatory filing fees and increased business development activities. Operating income of $3.3 million for the first nine months of 2007 represents a decrease of $0.7 million or 18% over the first nine months of 2006 due to regulatory filing fees and increased research and development spending.

Depreciation and amortization expense for this segment was relatively unchanged for the third quarter and the first nine months of 2007 compared to the same periods of 2006.

Radiopharmaceutical Product Development Strategy

On March 27, 2006, the Company announced that it had realigned its priorities for the R&D of new radiopharmaceutical products that it believes will drive future growth. Priorities for product development were established based on several factors, including time to market, customer needs, size of target markets, cost of development and expected regulatory challenges for the various opportunities. The Company believes that this realignment will be the significant driver for material growth in the radiopharmaceutical segment. DRAXIMAGE is now focused on developing products that it believes will replace or improve upon several products that are currently in the Nuclear Medicine marketplace, but have or will have ceased to be protected by patents in key markets in the near term.

The following summarizes the status of current significant initiatives:

DRAXIMAGE® Sestamibi

As announced on February 2, 2007, DRAXIMAGE submitted an ANDA to the FDA for its generic kit for the preparation of Tc-99m Sestamibi for injection, DRAXIMAGE® Sestamibi, a nuclear medicine imaging agent used in MPI to evaluate blood flow to the heart in patients undergoing cardiac tests. Furthermore, the FDA acknowledged in July 2007 the receipt and acceptance for review of the ANDA for DRAXIMAGE® Sestamibi that was submitted.

The Company also announced on July 25, 2007 the filing of DRAXIMAGE® Sestamibi with European regulatory authorities.  The filing marks another milestone in the comprehensive plan to pursue major MPI markets globally.

The Company also filed an Abbreviated New Drug Submission (“A/NDS”) for DRAXIMAGE® Sestamibi on August 17, 2007 with Health Canada.  On October 11, 2007, the Company was informed by Health Canada that this submission had been screened and found acceptable for review.

The filing of the ANDA with the FDA and the European regulatory authorities represented the achievement of key milestones in the DRAXIMAGE® Sestamibi project schedule.

On August 22, 2007 DRAXIMAGE announced that it had established a research collaboration agreement with Med Discovery of Switzerland to explore the combination of Med Discovery’s targeted protein therapeutics with DRAXIMAGE’s radiopharmaceutical expertise in the therapeutic and diagnostics field.

Med Discovery’s lead proteins are themselves potential therapeutic agents for prostate cancer and a variety of other cancers.  This collaboration provides initially for the radiolabelling of certain Med Discovery’s proteins by DRAXIMAGE to assess the enhancement of their therapeutic action and their capability to detect micro tumors.  The proteins will be produced at Med Discovery’s facility in Switzerland and radiolabelled by DRAXIMAGE in Canada.

Technetium Generators

A second opportunity that is currently being pursued by DRAXIMAGE is the production and distribution of a “next-generation” version of a Technetium Generator, which is the source of Technetium in virtually every radiopharmacy worldwide. Nearly 90% of generators are located in radiopharmacies, with the rest located in other institutions, such as hospitals and clinics. DRAXIMAGE is in discussions with potential development, marketing and distribution partners for the MOLY-FILL™ generator and the Company has developed and has installed a prototype version of this product with a potential development partner for evaluation. Feedback from its development partner will be a significant driver in the product development process.

European Entry

DRAXIMAGE is continuing its efforts to obtain registrations in European markets for four of its existing products that are currently approved and sold in Canada or the United States. In February 2005, DRAXIMAGE received approval from the Dutch regulatory authority for its Kit for the Preparation of Technetium Tc99m Albumin Aggregated Injection (“MAA Kit”). Initial approval in the Netherlands allowed DRAXIMAGE to initiate the Mutual Recognition Procedure (“MRP”) in pursuit of further regulatory approvals for this product in several additional European Union countries. This MAA Kit has since been approved in Germany, the United Kingdom and Luxembourg.  DRAXIMAGE MDP, a product used for bone imaging, has been approved in the Netherlands and I-131 Sodium Iodide Therapeutic capsules for the treatment of thyroid cancer have been approved in Denmark.

Additional initial European approvals for the majority of other diagnostic imaging products are anticipated during the remainder of the year.  DRAXIMAGE has expanded its discussions with respect to potential commercial partners to target the European markets via strategic alliances. The expanded discussions were necessitated by new potential partners expressing an interest to enter into a strategic alliance on a broader global scope which may serve the Company.  Strategic alliances could also potentially serve as a means for DRAXIMAGE to expand its product catalogue in North America as well as Europe. The Company expects to conclude such discussions during 2007.

INFECTON®

INFECTON® is a novel diagnostic radiopharmaceutical product for imaging infection. Three clinical trials which took place at sites in the U.S. and Canada for Phase II were completed. A fourth trial was discontinued due to a change in market focus by the Company. Studies to define the target market population and appropriate clinical trial applications were used to guide preparations for further development studies. An expert panel, comprised of respected Nuclear Medicine specialists and microbiologists, was assembled and this expert panel reviewed the preliminary scientific and clinical data together with the outcome of the market research studies.  The report of the expert panel and our marketing studies recommended that the product be reformulated for orthopaedic and musculoskeletal indications and related indications and that the assessment of such potential formulations be carried out. Formulations tested to date did not reach sufficient specificity and sensitivity to be commercially important for the targeted indications. Based on the results of additional formulations, DRAXIS no longer believes that sufficient specificity and sensitivity can be achieved in a cost effective manner which would be commercially important. Therefore, the Company is ceasing all further activities related to INFECTON® and redeploying its development teams to other projects.

Others

DRAXIMAGE has also identified additional new product opportunities in the area of non-radioactive contrast media that are used in the medical imaging field and is pursuing potential product development strategies to leverage both its position in the marketplace and its preferred access to appropriate production process expertise.  Contrast media products are injectable liquids produced in highly-specialized cGMP sterile production facilities, such as those in place at DRAXIS’ facilities which are currently used to produce certain diagnostic imaging products marketed by DRAXIMAGE. The North American market for contrast media has been estimated to be valued at approximately $1.6 billion and we believe that is growing driven largely by the continued growth of computer tomography (“CT”) and enhanced magnetic resonance imaging (“MRI”) procedures.

DRAXIMAGE has received approval from the FDA to run two clinical trials using radioactive Iobenguane I-131 Injection (also known as 131I-metaiodobenzylguanidine, or I-131 MIBG) to treat high-risk neuroblastoma, a rare form of cancer that affects mostly infants and young children.

DRAXIMAGE will provide I-131 MIBG for two clinical trials approved by the FDA under a recently submitted Investigational New Drug (“IND”) application. One trial is a Phase II study in which I-131 MIBG will be administered with intensive chemotherapy and autologous stem cell rescue for high-risk neuroblastoma patients. The second trial is a Phase I study in which irinotecan and vincristine, two common chemotherapy agents, will be administered in combination with I-131 MIBG to determine safety and tolerability in patients with resistant/relapsed high-risk neuroblastoma.

Contract Manufacturing
(in thousands of U.S. dollars) (U.S. GAAP)

For the Three-Month Periods						For the Nine-Month Periods
Ended September 30,						Ended September 30,
2007	2006	$ Change	% Change			2007	2006	$ Change	% Change

$12,076	$14,535	($2,459)	(16.9%	)	Product sales	$39,846	$46,389	($6,543)	(14.1%	)

$1,511	$4,487	($2,976)	(66.3%	)	Product gross margin	$9,265	$16,104	($6,839)	(42.5%	)
12.5%	30.9%		(18.4%	)	% of Product sales revenues	23.3%	34.7%		(11.5%	)
(1,741)	(1,230)	(511)	(41.5%	)	SG&A	(3,772)	(4,575)	803	17.6%
(230)	3,257	(3,487)	(107.1%	)	EBITDA(1)	5,493	11,529	(6,036)	(52.4%	)
-1.9%	22.4%		(24.3%	)	% of Revenues	13.8%	24.9%		(11.1%	)
(1,159)	(968)	(191)	(19.7%	)	Depreciation and amortization	(3,075)	(2,676)	(399)	(14.9%	)
(1,389)	2,289	(3,678)	(160.7%	)	Operating income (loss)	2,418	8,853	(6,435)	(72.7%	)
-11.5%	15.7%		(27.3%	)	% of Revenues	6.1%	19.1%		(13.0%	)

1       See Accounting Matters — Non-GAAP Financial Measures.

Manufacturing comprises the Company’s manufacturing division, DRAXIS Pharma, which is a pharmaceutical contract manufacturer with capabilities in a broad range of dosage forms, specializing in liquid and lyophilized (freeze-dried) injectables and other sterile products. Operating out of a cGMP-compliant 247,000 square-foot facility located in Montreal, Canada, DRAXIS Pharma manufactures certain pharmaceutical products (specifically, cold kits) for DRAXIMAGE, as well as for over 20 other pharmaceutical clients in many international jurisdictions.

Financial highlights in this segment for the quarter ended September 30, 2007 included:

•                  Revenues of $12.1 million for the third quarter of 2007 represented a decrease of $2.5 million or 17% over the third quarter of 2006.

•                  Product gross margin percentage of 13% compared to 31% for the third quarter of 2006.

•                  Operating loss of $1.4 million as compared to operating income of $2.3 million for the third quarter of 2006.

Comparison of quarters ended September 30, 2007 and 2006

For the quarter ended September 30, 2007, revenues decreased by $2.5 million or 17% over the same period of 2006. The decrease was due to lower sterile volumes, principally related to Hectorol® for Genzyme.

Hectorol® volumes represented less than 15% of contract manufacturing revenues in the third quarter of 2007. The reduced Hectorol® production volumes were in line with the Company’s expectations for the quarter and are also expected to be the low point of quarterly production for 2007. While the Company does not expect to attain quarterly production volumes for Hectorol® similar to those attained in 2006, it does expect a material ramp up of production over third quarter 2007 levels in the fourth quarter of 2007.

During the third quarter of 2007, the contract manufacturing division of DRAXIS experienced continued production delays that prevented the shipment of planned quantities before the end of the third quarter of 2007. The result is that approximately $2 to 3 million of planned customer orders for the third quarter are expected to materialize in the fourth quarter of 2007. This follows a similar occurrence of shipments from the second quarter to the third quarter related to the production delay issues. The Company has started implementing procedures to remove the backlog of demand built up and to improve the product release cycle.

In addition, volumes during the third quarter of 2007 were $1 million below the Company’s expectations due to a decision of a non-sterile customer to reduce its supply chain inventory levels for 2007. The impact is expected to be a one-time reduction in volumes for these non-sterile products with volumes returning to historical levels thereafter.

Included in this segment’s revenues for the quarter are approximately $0.5 million ($1.6 million for the first nine-months) in completed product transfer activities related to the Company’s new Johnson & Johnson Consumer contract (see below).

Sterile products represented approximately 69% of manufacturing revenues (71% for the first nine months of 2007) compared to 75% (81% for the first nine months of 2006) for the third quarter of 2006.

Product gross margin percentage decreased to 13% in the third quarter and 23% for the first nine months of 2007 compared to 31% and 35%, respectively, for the same periods of 2006. The decrease was driven by lower sterile volumes impacting margins through lower plant utilization and a lower percentage of sterile volumes as part of the overall product mix.

Selling, general and administrative expenses increased by $0.5 million for the third quarter of 2007 compared to 2006 due to severance related costs in the quarter. Selling, general and administrative expenses for the first nine months of 2007 as compared to 2006 decreased $0.8 million due to the revaluation of incentive awards based on current financial performance.

Depreciation and amortization for the third quarter and first nine months of 2007 increased compared to the same periods of 2007 due to completion in the third quarter of 2007 of the installation and implementation of a new warehouse management system as part of the overall upgrade of the Company existing SAP platform and IT infrastructure.

Operating loss for the third quarter of 2007 was $1.4 million and operating income for the first nine months was $2.4 million compared to operating income of $2.3 million and $8.9 million respectively for the same periods in 2006 due to lower sterile volumes and increased severance costs, partially offset by a revaluation of incentive awards.

Appointment of Jean-Pierre Robert as President of DRAXIS Specialty Pharmaceuticals Inc.

Effective July 21, 2007, Mr. Jean-Pierre Robert assumed the role of President of DRAXIS Specialty Pharmaceuticals Inc. (“DSPI”), the Company’s wholly owned operating subsidiary that provides products in three categories: sterile products, non-sterile products and radiopharmaceutical products. Previously Mr. Robert was President of DRAXIMAGE, the division of DSPI that produces and markets its own radiopharmaceutical products. Mr. Robert now has responsibility for DRAXIS Pharma, the contract manufacturing division of DSPI, which produces sterile and non-sterile products for clients in the pharmaceutical and biotechnology sectors.

Following the end of the second quarter of 2007, the Company announced that John Durham, then president of the contract manufacturing division, was leaving the Company.

Successful Results of FDA Inspection

During the third quarter of 2007, the Company announced it received notification from the FDA that the Company’s manufacturing operations in Montreal, Quebec continue to maintain their classification as acceptable facilities following an extensive inspection by the FDA in January 2007 of all nine production and quality systems for DRAXIS Pharma, the contract manufacturing division of DSPI.  The successful inspection was conducted primarily with respect to two additional products manufactured on behalf of clients in the DRAXIS Pharma sterile lyophilization (freeze-drying) production facility.

New Johnson & Johnson Consumer Contract

During the third quarter, the Company announced it had expanded its existing contract manufacturing relationship with Johnson & Johnson Consumer and entered into a new definitive supply agreement to provide commercial manufacturing services for a broad portfolio of multiple non-sterile specialty semi-solid products currently marketed in the United States.

The new multi-year contract runs to the end of 2013. It includes approximately two years of manufacturing site transfer and process validation activities followed by five years of commercial production, which is scheduled to begin in 2009. Commercial production is expected to generate incremental revenues in excess of US$120 million over the five year period of 2009 through 2013. The transfer of equipment and production technologies, which is in progress, is expected to generate additional cumulative revenues during 2007 and 2008 of approximately US$6 to US$8 million. The contract also contemplates optional extensions beyond 2013.

Corporate and Other
(in thousands of U.S. dollars) (U.S. GAAP)

For the Three-Month Periods					For the Nine-Month Periods
Ended September 30,					Ended September 30,
2007	2006	$ Change	% Change		2007	2006	$ Change	% Change
				Revenues
$157	—	$157	—	Product sales	$487	$259	$228	88.0%
(679)	(415)	(264)	(63.6%)	Intercompany eliminations	(1,735)	(2,144)	409	19.1%
558	617	(59)	(9.6%)	Royalty and licensing	2,235	1,653	582	35.2%
30	825	(795)	(96.4%)	Anipryl® deferred revenues	90	2,475	(2,385)	(96.4%)
66	1,027	(961)	(93.6%)		1,077	2,243	(1,166)	(52.0%)

$42	($31)	$73	235.5%	Product gross margin	$105	($119)	$224	188.2%
(1,617)	(1,952)	335	17.2%	SG&A	(4,543)	(5,938)	1,395	23.5%
(987)	(541)	(446)	(82.4%)	EBITDA(1)	(2,113)	(1,929)	(184)	(9.5%)
-1495.5%	-52.7%			% of Revenues	-196.2%	-86.0%
(91)	(84)	(7)	(8.3%)	Depreciation and amortization	(260)	(252)	(8)	(3.2%)
(1,078)	(625)	(453)	(72.5%)	Operating loss	(2,373)	(2,181)	(192)	(8.8%)
-1633.3%	-60.9%			% of Revenues	-220.3%	-97.2%

(1) See Accounting Matters — Non-GAAP Financial Measures.

The Corporate and Other segment comprises: amortization of deferred revenues, royalties and expenses associated with the Company’s business agreements with Pfizer Inc. with respect to Anipryl®; revenues related to royalties and milestones from Shire in connection with the divestiture of DRAXIS Pharmaceutica; non-allocated corporate expenses; and intercompany eliminations.  The Company follows a policy of not allocating its central corporate expenses to its operating business segments.

Comparison of quarters ended September 30, 2007 and 2006

Revenues related to the corporate segment were $1.0 million lower for the third quarter and $1.2 million lower for the first nine months of 2007 compared to 2006 due mainly to the termination of the amortization of the vast majority of Anipryl® deferred revenues on December 31, 2006.

Royalty and licensing revenue for the first nine months of 2007 was $0.6 million higher and relatively flat for the third quarter of 2007 compared to 2006 due to the receipt of contingent milestone payments of $0.8 million from Shire in the first quarter of 2007.

Intercompany eliminations (related to manufacture of lyophilized product by the contract manufacturing segment for the radiopharmaceutical segment) vary as the level of intercompany sales vary but, do not impact segmented profitability.

Depreciation and amortization expense in this segment in the third quarter and for the first nine months of 2007 was flat as compared to the same periods of 2006.

Operating loss from this segment was $1.1 million in the third quarter of 2007 compared to $0.6 million in the same period of 2006 due mainly to the termination of the amortization of the vast majority of Anipryl® deferred revenues on December 31, 2006, partially offset by lower general and administrative expenses.  The reduced selling, general and administrative expenses related to an overall decrease in incentive plan costs related to Company performance and a revaluation of deferred share unit plan accruals due to a lowering of the Company’s share price which occurred during the quarter from the June 30, 2007 share price.

Operating loss for this segment was $0.2 million greater for the first nine months of 2007 relative to the same period of 2006 due to the overall decline in corporate revenues which was partially offset by lower selling, general and administrative costs driven by lower overall incentive plan accruals.

Corporate Matters

Streamlining of Executive Leadership

Following the end of the second quarter of 2007, the Company announced senior level organization changes designed to further streamline the Company’s leadership and better reflect the core operating businesses in Montreal.  Effective July 21, 2007, Mr. Jean-Pierre Robert assumed the role of President of DSPI, the Company’s wholly owned operating subsidiary that provides products in three categories: sterile products, non-sterile products and radiopharmaceutical products.

In addition, the Office of the President was established at the corporate level and includes Dr. Martin Barkin, President and Chief Executive Officer of DRAXIS Health Inc., together with Mr. Dan Brazier, Chief Operating Officer.  Within the Office of the President, Dr. Barkin and Mr. Brazier retain their current responsibilities. Mr. Robert, as President of DSPI, reports to Mr. Brazier.

Mr. John Durham left the Company effective July 20, 2007 to pursue other interests.

Normal Course Issuer Bid

The Company received approval from the TSX on December 18, 2006 for the renewal of its Normal Course Issuer Bid (the “2006 Issuer Bid”). DRAXIS may now repurchase up to 3,397,011 of its common shares, which represents 10% of the 33,970,112 common shares in the public float as of December 14, 2006, until December 19, 2007 or until such earlier date when the Company purchases the maximum allowable number of shares or elects to terminate the bid. All shares purchased will be acquired through the facilities of the TSX and will be cancelled. DRAXIS had 41,492,138 common shares issued and outstanding as of December 14, 2006.

As of October 31, 2007, 130,100 shares were purchased under the 2006 Issuer Bid.

Permax® Litigation

On July 22, 2005 the Company announced that, together with other defendants, it had received a Statement of Claim filed before the Superior Court of Justice of Ontario wherein the plaintiff alleges that Permax®, a drug that the Company distributed in Canada for a third-party manufacturer prior to July 2003, causes “compulsive/obsessive behaviour, including pathological gambling”. The plaintiff is seeking to have this action certified as a class action.  The Company believes this claim against it is without merit and intends to vigorously defend this proceeding and any motion for certification.  Prior to July 2003, Permax® was distributed in Canada by DRAXIS Pharmaceutica, the Canadian pharmaceutical sales and marketing division of the Company. In July 2003 the Company completed the divestiture of the DRAXIS Pharmaceutica division to Shire. No provisions have been taken pursuant to this claim.

A status notice received from the Superior Court of Justice of Ontario on August 16, 2007 states that the plaintiffs have not moved this case forward and therefore the plaintiffs have 90 days to put the matter back on track or it will be automatically dismissed.

Retirement of President and Chief Executive Officer

Subsequent to the third quarter of 2007, on October 31, 2007 the Company announced that Dr. Martin Barkin informed the board of directors that he will retire as the President and Chief Executive Officer of the Company effective December 31, 2007. With Dr. Barkin’s impending retirement, Dan Brazier, presently Chief Operating Officer, will immediately take on the roles and responsibilities currently held by Dr. Barkin until a successor is appointed as President and Chief Executive Officer.

Liquidity and Capital Resources
(in thousands of U.S. dollars) (U.S. GAAP)

	Sept 30, 2007	Dec 31, 2006
Cash and cash equivalents	$26,928	$21,446
Non-financial working capital (net) (1)	$20,999	$21,247

	Q3, 2007	Q3, 2006
Cash flows from operating activities	$2,053	$5,858
Cash flows used in investing activities	($2,965)	($1,425)

(1) Excluding cash and cash equivalents, current portion of deferred revenues and customer deposits.

	Oct 31, 2007	Sept 30, 2007	Dec 31, 2006
Common shares issued and outstanding	41,957,538	42,075,238	41,522,138
Stock options outstanding	2,030,828	2,030,828	2,257,995
Outstanding options as a % of outstanding shares	4.8%	4.8%	5.4%

Cash and cash equivalents at September 30, 2007 totalled $26.9 million as compared with $21.4 million as at December 31, 2006.  The increase is attributable to the increasing cash earnings of the Company and proceeds from the exercise of stock options and customer financing offset by capital expenditures.

The Company follows a policy of investing its surplus cash resources in high quality, liquid, short-term commercial paper and government treasury bills and money market mutual funds which invest in high quality short-term securities.  All investments as of September 30, 2007 had less than three months maturity.  The Company’s investments are primarily in guaranteed investment certificates. As at September 30, 2007 there were no restrictions on the flow of these funds nor have any of these funds been committed in any way.

For the quarter ended September 30, 2007, cash flows from operating activities were $2.1 million compared to $5.9 million for the same period of 2006.  The decrease was related to lower cash earnings in the contract manufacturing segment.

Non-financial working capital, comprised of accounts receivable, inventories, prepaid expenses, current deferred income tax assets, accounts payable and accrued liabilities, as at September 30, 2007 decreased compared to December 31, 2006 due to a significant reduction in outstanding receivables related to lower volumes for the first nine months of 2007 offset by increases in semi-finished and finished inventory levels in the contract manufacturing segment.

Capital expenditures for the third quarter of 2007 are mainly attributable to the Johnson & Johnson Consumer supply agreement signed in the third quarter of 2007.  Capital expenditures for the first nine months of 2007 were related to the Johnson & Johnson Consumer contract, information technology and SAP platform upgrades and new warehouse management system.

Capital expenditures during the remainder of 2007 are expected to be mostly related to preparation for the Johnson & Johnson Consumer contract referred to above.

Proceeds from the issuance of treasury common shares by the Company attributable to the exercise of options generated $0.1 million for the quarter ended September 30, 2007 and $1.8 million for the first nine month period compared with $0.6 million and $1.6 million respectively for the comparative periods of 2006.

Bank Financing

The Company chose not to renew its credit facilities upon their scheduled expiration date in June 2007. The Company plans to explore new credit facility arrangements in conjunction with new business opportunities. The Company believes that its current cash position and cash flows are sufficient to achieve the Company’s business plans.

Customer Financing

The Company received $1.2 million in U.S. dollar-denominated customer financing related to capital installation activities being performed to transfer in products to the contract manufacturing operations under the Company’s new contract with Johnson & Johnson Consumer. The customer financing will be drawn down as commercial batches are produced under the contract. The customer financing will be secured by the specific capital installations made in preparation for this contract.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the Company’s financial condition, changes in revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Related Party Transaction

The Company paid rent of $35,000 during the quarter ended September 30, 2007 and $94,000 for the first nine months of 2007 ($32,000 during the third quarter and $95,000 for the first nine months of 2006) to a company controlled by a member of the Board of Directors, related to the lease of its head office location.

This transaction is in the normal course of operations and is measured at the exchange amount as agreed to by the parties based on market rates per square footage for similar space. The lease expired in May 2006, and lease payments continue on a monthly basis.

Internal Controls

There were no changes to the Company’s internal controls which were made during the third quarter of 2007 that materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

OUTLOOK

The following section contains numerous forward-looking statements specifically pertaining to guidance. Management has included a narrative of the underlying factors and assumptions on which the forward-looking statements are based. While management believes that the basis for these forward-looking statements is reasonable, they are based on information currently available to management and, accordingly, actual results could differ materially from the forward-looking statements (see Forward-Looking Statements below for factors which could cause our results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements).

The Company’s ability to forecast revenue over shorter-term periods, especially quarterly targets, is very difficult and less accurate during periods in which significant changes are made to production schedules, whether due to production issues or changes to the size or timing of customer demand. While delays in receiving component parts are not unusual, when combined with production issues or customer timing changes, they can significantly impact revenues compared to forecasts for a given period. Furthermore, due to the complexity of sterile manufacturing and the rigors and demands of the quality testing and release process, anticipated shipment dates and the accompanying revenues can change from period to period based on the independent quality control process.  Accordingly, the Company does not and does not plan to provide either specific quarterly guidance or revenue guidance.

The Company’s annual guidance is based on the information available when it receives annualized customer forecasts or estimates of demand. During the course of the year, changes to these forecasts and customer demand, which are out of the control of the Company, can result in revisions to production schedules.  In addition, unforeseen production problems can potentially cause variations from revenue forecasts and ultimately earnings per share estimates. Customer forecasts can change positively or negatively based on several factors such as the ability of our customers to obtain regulatory approval, the success of the product produced for them in the marketplace and regulatory changes affecting product demand (see Forward-Looking Statements).

Outlook and Guidance Intentions

Guidance targets for 2007, which were revaluated subsequent to the second quarter of 2007, have been subsequently reassessed following the third quarter of 2007, taking into account the following factors:

•                  Subsequent to the second quarter of 2007, an ongoing assessment of the Company’s cost structure began with the appointment of Jean-Pierre Robert as head of both of the Company’s operating units. In addition, a parallel review of the Company’s corporate overhead structure was initiated to reduce overhead costs and eliminate redundancies Company wide. This is related to the higher cost burden associated with these costs as a result of the stronger Canadian dollar, the upgrade of our SAP systems and overall plans to achieve greater efficiencies. Severance costs in the third quarter of 2007 amounted to $0.6 million and are included in selling, general and administrative expenses. The Company expects further severance costs in the fourth quarter of 2007 which are expected to impact earnings per share by approximately 3 cents per share.

•                  During the first nine months of 2007, the strengthening of the Canadian dollar from $CDN1.165 per U.S. dollar as at December 31, 2006 to $CDN0.995 per U.S. dollar as at the end of September 30, 2007 has resulted in foreign exchange losses for the first nine months of 2007 of approximately 3 cents per share or $1.6 million ($0.7 million in the third quarter alone). This foreign exchange loss resulted from the revaluation of U.S. dollar-denominated net monetary assets.

•                  Since the vast majority of the Company’s cost structure is in Canadian dollars and a larger portion of the Company’s revenue streams is denominated in U.S dollars, the strengthening of the Canadian dollar has a significant negative impact on the Company’s underlying gross profit margin and operating expenses. We estimate the strengthening of the Canadian dollar has reduced operating profitability by approximately 3 to 4 cents per share on an annual basis relative to 2006 assuming no further material changes to foreign exchange rates to the end of the year.

•                  Volumes of radioactive products produced by the radiopharmaceutical operations were lower than expected during the third quarter due to a decision by a customer to cease production of a private label radioactive product ($350,000 in revenues per quarter) while the customer determines whether to continue to supply the market in the future pending possible formulation changes.

•                  Based on the latest information from Genzyme, the Company expects Hectorol® production volumes in 2007 to be approximately $9 million lower than what they were in 2006 and significantly lower than what was originally forecasted for 2007. Production volumes in the third quarter of 2007 were particularly low due to reduced customer demand. It is our understanding that these volumes may still vary materially either positively or negatively in future quarters as a result of continued uncertainty in customer demand.  The lower than expected volumes from Genzyme have offset the positive impact of increased volumes related to new business activities taking place during 2007 within our contract manufacturing division.

•                  The successful product transfer of the IC-GREEN™ product during the third quarter of 2007, which is now being produced for Akorn, Inc., is one of several sterile products that DRAXIS Pharma is transferring in to begin to fill the gap resulting from declining Hectorol® volumes. We believe that the trend is for Hectorol® volumes to continue to decline and we are planning under the assumption that the manufacturing of this product by DRAXIS Pharma will ultimately be phased out by the end of 2009.

•                  R&D expenses at DRAXIMAGE will remain steady and will continue to be allocated toward the successful filing and commercialization of high value products such as DRAXIMAGE® Sestamibi and the MOLY-FILL™ Tc-99m Generator. In addition, resources will be directed toward the establishment of additional external collaborations for the identification and co-development of innovative radiopharmaceutical products. Formulation development of INFECTON® targeting orthopaedic indications has to date not been successful and we will allocate the resources devoted to this product to other projects.

Due to the expected financial performance for 2007 resulting from the factors described above, the Company expects earnings per share to be at least 7 cents lower than the most recent guidance of 18 to 21 cents per share for 2007 and net operating cash flows to be at least $3 million lower than the target of $18 million, subject to working capital fluctuations.  Our financial performance in the third quarter of 2007 is not expected to negatively impact the long-term financial performance of the Company. Significant key milestones have already been achieved in 2007 consistent with the sources of future growth detailed below.

Guidance for Future Years

Beyond 2007, the Company does not plan to provide specific quantitative guidance given the anticipated period of expansion and significant growth that is expected to be accompanied by periods of increased forecast variability due to several factors, including the following:

•                  The timing and ramping up of commercial production of non-sterile products under the new contract with Johnson & Johnson Consumer will be influenced by both the product transfer process and the receipt of manufacturing site transfer approvals from appropriate regulatory agencies.

•                  Several potential new business opportunities have been identified as a result of increased marketing and outreach activities initiated during 2007. However the rate of conversion of such opportunities to new business contracts over the next several quarters has introduced increased forecasting variability.

•                  The timing and extent of radiopharmaceutical product introductions to European markets is highly dependent on receiving timely regulatory approvals in several different countries plus the establishment of one or more appropriate marketing and distribution partnerships, which will influence the rate at which product sales will grow in the EU markets.

•                  Revenue and earnings from the potential introduction of DRAXIMAGE® Sestamibi will depend on several factors including regulatory approvals, competitive activity, marketing and distribution partnerships and market acceptance following product launch.  This is expected to be a significant product for the Company and the variability around its introduction alone is expected to impact the accuracy of future forecasts for 2008 and 2009.

•                  The potential introduction of the MOLY-FILL™ technetium generator is expected to be a significant event given the limited product offerings current available and the forecast variability associated with this product is highly dependent on somewhat unpredictable factors including regulatory approvals, marketing and/or distribution agreements, pricing strategies and market penetration rates.

Sources of Future Growth

The Company’s guidance for 2007 assumes core growth in operations. We expect that future additional growth for 2008 and beyond will come from the success of one or more of the many initiatives that have been developed over the past few years and which we continue to develop.  The following potential opportunities do not include any potential merger and/or acquisition activities and are not listed in any particular order, as the potential financial impact of each can vary materially over time:

•                  Conclusion of a strategic alliance with a commercial partner in Europe for the sales and marketing of the four products currently under review by the European regulatory authorities. These products are currently sold in the U.S. or Canada.

•                  The review and approval of a generic form of Sestamibi in the U.S. and in Europe followed by its introduction into those marketplaces.

•                  Completion of the development of proprietary technology for a second generation Technetium Generator (MOLY-FILL™) and licensing it to others for distribution.

•                  Submission to the FDA for approval of an improved radiopharmaceutical (cold kit) product for bone scan imaging and introduction into the U.S. marketplace.

•                  Completion of clinical trials for I-131 MIBG for the diagnosis and treatment of neuroblastoma and related malignancies and its subsequent sale and distribution in North America.

•                  Completion of product transfers for the manufacture of a new portfolio of non-sterile products for Johnson & Johnson Consumer.

•                  Development and approval of additional generic imaging products that now or will shortly cease to be protected by patent.

•                  Expansion of manufacturing capacity at the Montreal facility to accommodate new business opportunities.

Other

The Board of Directors believes that the Company’s shares trade, from time to time, well below their real value and that the trading price of the shares does not reflect the potential inherent value in the Company’s core competencies.  Accordingly, as mentioned above under “Corporate Matters”, the Board of Directors authorized in December 2006 a Normal Course Issuer Bid and is considering other strategies to enhance the trading value of its shares, including a sustainable dividend policy.

SUMMARY OF QUARTERLY RESULTS
(in thousands of U.S. dollars, except share related data) (U.S. GAAP)

	Q3, 2007	Q2, 2007	Q1, 2007	Q4, 2006	Q3, 2006	Q2, 2006	Q1, 2006	Q4, 2005
Revenues
Product sales	$17,370	$19,048	$19,630	$23,106	$19,788	$23,003	$17,648	$17,273
Royalty and licensing	558	359	1,318	465	617	437	603	562
Anipryl® deferred revenues	30	30	30	825	825	825	825	825
	$17,958	$19,437	$20,978	$24,396	$21,230	$24,265	$19,076	$18,660

Net (loss) income	($1,376)	$1,575	$2,010	$3,687	$2,604	$3,564	$1,692	$1,067

Basic and diluted earnings (loss) per share	($0.03)	$0.04	$0.05	$0.09	$0.06	$0.09	$0.04	$0.03

ACCOUNTING MATTERS

Critical Accounting Policies and Estimates

The foregoing discussion and analysis of the financial condition and results of operations is based upon the Company’s Consolidated Financial Statements, which have been prepared in accordance with U.S. GAAP. The preparation of Consolidated Financial Statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates and makes adjustments as appropriate. Actual results may differ from these estimates.

A summary of the significant accounting policies and methods used by the Company in the preparation of its Consolidated Financial Statements is included in Note 2 to the 2006 audited Consolidated Financial Statements. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its Consolidated Financial Statements.

Deferred Tax Assets

Realization of the net deferred tax assets is dependent on the Company’s ability to generate sufficient taxable income in certain tax jurisdictions. Management believes that it is more likely than not that the assets will be realized, based on forecasted income.  On a quarterly basis, the estimates and assumptions underlying the forecasted income are reviewed by management to determine whether additional valuation allowances are warranted or valuation allowances are still required. The Company has taken valuation allowances related to tax loss carryforwards in jurisdictions where taxable income is no longer generated, it is not likely to generate sufficient taxable income in Canada to utilize Canadian tax loss carryforwards prior to expiry, and filing positions taken with taxation authorities are subject to review. Changes to estimates of future taxable income, the completion of reviews by taxation authorities, and the ability to execute on tax planning opportunities can significantly affect the amount of valuation allowances.

Allowance for Doubtful Accounts

The Company determines an appropriate allowance for doubtful accounts based on an account by account review as opposed to a general provision assessed as a percentage of revenues.

Provision for Inventory Obsolescence

Provisions for inventory are charged against income when it is determined that specific inventory items do not meet the defined quality and regulatory requirements for sale.  The Company does not take general provisions for inventory obsolescence.

Billing of Freight Costs Included in Radiopharmaceutical Revenues and Cost of Sales

Effective April 1, 2007, the Company began including, in the radiopharmaceutical segment revenues, freight charges incurred and billed back to customers at nominal markup. Freight charges previously were paid directly by customers and not included in revenues or cost of goods sold. As a result, revenues and cost of goods sold now reflect the amount of freight charges paid and billed to customers. Revenues and cost of goods sold each include $400,000 in the third quarter of 2007 resulting in a dilution of product gross margin percentage for the radiopharmaceutical segment.

Foreign Exchange Risk

The Company’s reporting currency is the U.S. dollar. The functional currency for its Canadian operations, which include the radiopharmaceutical segment, the contract manufacturing segment and royalties and milestones related to product rights sold to Shire, is the Canadian dollar. Accordingly, the Company’s foreign exchange exposure for accounting purposes mainly relates to U.S. dollar-denominated net monetary assets of its Canadian operations. The Company does not actively hedge this exposure, but reduces the exposure by maintaining the minimum level of U.S. dollar-denominated cash available to meet its short-term cash requirements.

Recent Accounting Pronouncement

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB statement No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective in fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings for the fiscal year of adoption.

The Company has implemented FIN 48 effective January 1, 2007 as described in the accompanying notes to the Consolidated Financial Statements for the third quarter of 2007. The implementation did not have a material impact on the financial statements of the Company. Accordingly, no adjustment has been made to the opening balance of retained earnings.

Non-GAAP Financial Measures

The Company now focuses on GAAP measures both in reporting externally and monitoring management performance. Specifically, the Company measures divisional performance and consolidated performance based on gross profit margin, operating income, net income and operating cash flow. Non-GAAP financial measures and, specifically, EBITDA will continue to be disclosed to provide a comparative link between our historical disclosures as the Company transitions to more traditional GAAP measures. The Company will continue to reconcile any non-GAAP financial measures used with GAAP line items.

The Company additionally has incorporated, as a performance measure, cash flows from operating activities less cash flows used in investing activities.

The terms EBITDA and EBITDA margin (EBITDA divided by total revenues) do not have a standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies.  DRAXIS defines EBITDA as operating income before depreciation and amortization expense and EBITDA is presented on a basis that is consistent from period to period.  DRAXIS uses EBITDA measures to assess the operating performance of its ongoing businesses without the effects of amortization expense. Amortization expense is excluded because it substantially depends on the accounting methods and assumptions used as well as the historical cost of capital assets.  DRAXIS believes that certain shareholders and investors prefer such measures in evaluating the ability of a reporting company to service debt or as the basis for a valuation measurement.  EBITDA should not be construed as the equivalent of cash flows from operating activities.  The most comparable U.S. GAAP earnings measure is operating income (loss).

Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and as contemplated under other applicable securities legislation.  These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “plan,” “intend,” “believe” or other similar words. These statements discuss future expectations concerning results of operations or financial condition or provide other forward-looking information. Our actual results, performance or achievements could be significantly different from the results expressed in, or implied by, those forward-looking statements. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made.

These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors that could cause the Company’s results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements include, but are not limited to:

•                  the achievement of desired clinical trial results related to the Company’s pipeline products;

•                  timely regulatory approval of the Company’s products;

•                  the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products;

•                  the Company’s ability to obtain and enforce effective patents;

•                  the non-infringement of third party patents or proprietary rights by the Company and its products;

•                  factors beyond our control that could cause interruptions in our operations in our single manufacturing facility (including, without limitation, material equipment breakdowns);

•                  reimbursement policies related to health care;

•                  the establishment and maintenance of strategic collaborative and commercial relationships;

•                  the Company’s dependence on a small number of key customers;

•                  the disclosure of confidential information by our collaborators, employees or consultants;

•                  the preservation of healthy working relationships with the Company’s union and employees;

•                  the Company’s ability to grow the business;

•                  the fluctuation of our financial results and exchange and interest rate fluctuations;

•                  the adaptation to changing technologies;

•                  the loss of key personnel;

•                  the avoidance of product liability claims;

•                  the loss incurred if current lawsuits against us succeed;

•                  the volatility of the price of our common shares;

•                  market acceptance of the Company’s products;

•                  factors described under “Outlook” above; and

•                  the risks described in “Item 3. Key Information - Risk Factors” in the Annual Report Form 20-F filed by the Company with the United States Securities and Exchange Commission and which is also filed as the Company’s Annual Information Form with Canadian securities regulators..

For additional information with respect to certain of these and other factors, and relating to the Company generally, reference is made to the Company’s most recent filings with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and the filings made by the Company with Canadian securities regulators (available on SEDAR at www.sedar.com).  The forward-looking statements contained in this document represent the Company’s expectations as at October 31, 2007.  Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

DRAXIS HEALTH INC.

Consolidated Statements of Operations

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

For the Three-Month Periods			For the Nine-Month Periods
Ended September 30,			Ended September 30,
2007	2006		2007	2006
		REVENUES
$17,370	$19,788	Product sales	$56,048	$60,439
588	1,442	Royalty and licensing	2,325	4,132
17,958	21,230		58,373	64,571
		EXPENSES
12,673	11,661	Cost of goods sold, excluding depreciation and amortization (Note 3)	36,503	34,423
4,792	4,261	Selling, general and administration	12,127	13,753
655	558	Research and development	2,273	1,980
1,499	1,327	Depreciation and amortization	4,151	3,752
19,619	17,807		55,054	53,908
(1,661)	3,423	Operating income (loss)	3,319	10,663
247	65	Financing income, net	605	119
(655)	(2)	Foreign exchange loss	(1,645)	(240)
(2,069)	3,486	Income (loss before income taxes)	2,279	10,542
693	(882)	Income taxes (expense recovery)	(70)	(2,682)
$(1,376)	$2,604	Net income (loss)	$2,209	$7,860

$(0.03)	$0.06	Basic earnings (loss) per share (Note 4)	$0.05	$0.19

$(0.03)	$0.06	Diluted earnings (loss) per share (Note 4)	$0.05	$0.19

		Weighted-average number of shares outstanding
42,076,726	41,870,614	- basic	41,948,449	41,608,623
42,117,209	41,870,614	- diluted	42,135,463	41,683,049

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.

Consolidated Balance Sheets

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

	September 30,	December 31,
	2007	2006
ASSETS
Current assets
Cash and cash equivalents	$26,928	$21,446
Accounts receivable	16,267	20,683
Inventories (Note 5)	9,308	7,590
Prepaid expenses	1,536	735
Deferred income taxes, net	4,139	3,179
Total current assets	58,178	53,633

Accounts receivable, long term	1,621	—
Property, plant and equipment, net	57,787	46,292
Goodwill, net	882	753
Intangible assets, net	186	318
Other assets	393	407
Deferred income taxes, net	5,521	4,559
Total assets	$124,568	$105,962

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (Note 6)	$10,251	$10,940
Current portion of deferred revenues	222	329
Customer deposits	368	576
Total current liabilities	10,841	11,845
Other liabilities	236	990
Deferred revenues	623	712
Customer financing	1,200	—
Total liabilities	$12,900	$13,547

SHAREHOLDERS’ EQUITY
Common stock, without par value of unlimited shares authorized	$79,720	$77,749
Additional paid-in capital	16,142	15,475
Deficit	(6,025)	(8,234)
Accumulated other comprehensive income	21,831	7,425
Total shareholders’ equity	111,668	92,415
Total liabilities and shareholders’ equity	$124,568	$105,962

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.

Consolidated Statements of Changes in Equity and Comprehensive Income

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

For the Three-Month Periods			For the Nine-Month Periods
Ended September 30,			Ended September 30,
2007	2006		2007	2006
		Common Stock (Number of Shares)
42,057,638	41,671,788	Balance, beginning of period	41,522,138	41,588,005
30,000	210,750	Exercise of options	565,500	542,333
(12,400)	—	Repurchased for cancellation	(12,400)	(247,800)
42,075,238	41,882,538	Balance, end of period	42,075,238	41,882,538
		Common Stock
$79,588	$77,779	Balance, beginning of period	$77,749	$77,313
104	576	Exercise of options	1,812	1,555
58	—	Fair values of options exercised	189	—
(30)	—	Repurchased for cancellation	(30)	(513)
$79,720	$78,355	Balance, end of period	$79,720	$78,355
		Additional Paid In Capital
$15,915	$16,184	Balance, beginning of period	$15,475	$15,370
319	248	Stock-based compensation	890	736
(58)	—	Fair values of options exercised	(189)	—
(34)	—	Common shares purchased for cancellation	(34)	(590)
—	—	Expiry of warrants	—	916
$16,142	$16,432	Balance, end of period	$16,142	$16,432
		Warrants
$—	$—	Balance, beginning of period	—	$916
—	—	Expiry of warrants	—	(916)
$—	$—	Balance, end of period	—	$—
		Deficit
$(4,649)	$(14,525)	Balance, beginning of period	$(8,234)	$(19,781)
(1,376)	2,604	Net income (loss)	2,209	7,860
$(6,025)	$(11,921)	Balance, end of period	$(6,025)	$(11,921)
		Accumulated Other Comprehensive Income
$15,278	$11,012	Balance, beginning of period	$7,425	$7,810
6,553	(102)	Other comprehensive income (loss)	14,406	3,100
21,831	10,910	Balance, end of period	21,831	10,910
$111,668	$93,776	Total shareholders’ equity	$111,668	$93,776
		Comprehensive Income
$6,553	$(102)	Foreign currency translation adjustments	$14,406	$3,100
(1,376)	2,604	Net income (loss)	2,209	7,860
$5,177	$2,502	Total comprehensive income	$16,615	$10,960

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.

Consolidated Statements of Cash Flows

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

For the Three-Month Periods			For the Nine-Month Periods
Ended September 30,			Ended September 30,
2007	2006		2007	2006
		CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
$(1,376)	$2,604	Net income (loss)	$2,209	$7,860
		Adjustments to reconcile net income (loss) to net cash from (used in) operating activities
(30)	(825)	Amortization of deferred revenues	(90)	(2,433)
1,499	1,327	Depreciation and amortization	4,151	3,752
319	248	Stock-based compensation	890	736
(1,013)	616	Deferred income taxes	(641)	1,991
655	2	Foreign exchange	1,645	240
(245)	16	Deferred Share Unit (recovery) expense (Note 7)	(118)	(167)
162	348	Other	516	704
		Changes in operating assets and liabilities
223	(87)	Accounts receivable	7,009	329
(354)	—	Accounts receivable, long term	(1,519)	—
(307)	519	Inventories	(409)	(1,098)
701	698	Prepaid expenses	(545)	(214)
1,799	392	Accounts payable and accrued liabilities	(2,006)	(1,262)
(21)	—	Other liabilities	(819)	—
41	—	Deferred revenues	(117)	—
2,053	5,858	Net cash from (used in) operating activities	10,156	10,438
		CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
(3,002)	(1,401)	Expenditures for property, plant and equipment	(8,097)	(3,566)
37	(24)	Increase in intangible assets	(137)	(198)
—	—	Proceeds from disposition of equipment	—	22
(2,965)	(1,425)	Net cash from (used in) investing activities	(8,234)	(3,742)
		CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
—	—	Proceeds from customer financing	1,200	—
—	—	Repayment of customer deposits	(135)	(11)
104	576	Exercise of options	1,812	1,555
(64)	—	Common shares purchased for cancellation	(64)	(1,103)
40	576	Net Cash from (used in) financing activities	2,813	441
435	1	Effect of foreign exchange rate changes on cash and cash equivalents	747	364
(437)	5,010	Net increase in cash and cash equivalents	5,482	7,501
27,365	14,881	Cash and cash equivalents, beginning of period	21,446	12,390
$26,928	$19,891	Cash and cash equivalents, end of period	$26,928	$19,891

		Additional Information
$—	$—	Interest paid	$—	$—
$400	$1	Income taxes paid	$603	$561

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements

DRAXIS HEALTH INC.

Notes to the Consolidated Financial Statements

In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)

(unaudited)

1.                                      Significant Accounting Policy

These interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America.

The functional currency of the Company is the Canadian dollar however its reporting currency is the U.S. dollar.  For the current and prior periods, the financial statements of the Company’s operations whose reporting currency is other than the U.S. dollar are translated from such reporting currency to U.S. dollars using the current rate method.  Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date.  Revenues and expenses, including gains and losses on foreign exchange transactions, are translated at average rates for the period.  The resulting unrealized translation gains and losses on the Company’s net investment in these operations, including long-term intercompany advances, are accumulated in a separate component of shareholders’ equity, described in the consolidated balance sheets as accumulated other comprehensive income.

The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of GAAP for annual financial statements.  The unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006.

The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the audited consolidated financial statements for the year ended December 31, 2006, other than as noted herein.

The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of management, necessary to present fairly the financial position of the Company as at September 30, 2007 and the results of operations and cash flows for the nine-month periods ended September 30, 2007 and 2006.

2.                                      Change in Accounting Policy

On January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” (“FIN 48”).  FIN 48 prescribes a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements and provides guidance on derecognition, measurement classification, interest and penalties, accounting in interim periods, disclosure and transition matters.

The adoption of FIN 48 did not impact the Company’s consolidated financial position, results of operations or cash flows.

The Company’s policy is to recognize interest related to unrecognized tax benefits and penalties as financial expense.  There were no interest or penalties accrued at September 30, 2007.

As at January 1, 2007, the Company had provided $1.0 million of valuation allowance in the deferred tax asset accounts with respect to the tax filing position taken related to the disposition of assets in prior years. The uncertainty arises from the fact that the tax treatment taken is subject to interpretation and it was more likely than not at the time of filing that the position would be successfully challenged by the taxation authorities. If the filing position is accepted by the taxation authorities, the provision would be reversed into income as a reduction in deferred income tax expense in the year of acceptance. The Company expects this matter to be resolved during 2008.  The Company has not recorded any increases and decreases in unrecognized tax benefits as a result of tax positions taken during the current period.

The Company and its subsidiaries income tax returns are subject to examination by tax authorities for the years ending December 31, 1999 through December 31, 2006.

There are no other items of a material nature in accounts with respect to uncertainty in income taxes.

3.                                      Cost of Goods Sold

In the first quarter of 2007, DRAXIS received insurance proceeds of $517 in settlement of business interruption losses related to the extended shutdown in the third quarter of 2005.  No accrual for insurance proceeds had been previously recorded as the claim represented a contingent gain. The proceeds were recognized as a reduction to cost of goods sold in the first quarter of 2007.

4.                                      Earnings (loss) per Share

Basic earnings (loss) per common share is calculated by dividing the net income by the weighted-average number of the Company’s common shares outstanding during the period. Diluted earnings (loss) per common share is calculated by dividing the net income by the sum of the weighted-average number of common shares that would have been outstanding if potentially dilutive common shares had been issued during the period. The treasury stock method is used to compute the dilutive effect of stock options. The calculation of diluted earnings (loss) per common share excludes any potential conversion of options that would increase earnings per share.

The following table sets forth the computation of basic and diluted earnings (loss) per share:

For the Three-Month Periods			For the Nine-Month Periods
Ended September 30,			Ended September 30,
2007	2006		2007	2006
		Numerator:
$(1,376)	$2,604	Net income (loss)	$2,209	$7,860

		Denominator:
42,076,726	41,870,614	Weighted-average number of common shares outstanding - basic	41,948,449	41,608,623
40,483	—-	Weighted-average effect of dilutive securities—stock options	187,014	74,426
42,117,209	41,870,614	Weighted-average number of common shares outstanding-diluted	42,135,463	41,683,049

$(0.03)	$0.06	Basic earnings (loss) per share	$0.05	$0.19

$(0.03)	$0.06	Diluted earnings (loss) per share	$0.05	$0.19

5.                                      Inventories

	September 30, 2007	December 31, 2006

Raw materials	$4,937	$3,682
Work-in-process	963	1,094
Finished goods	3,408	2,814
	$9,308	$7,590

6.                                      Accounts Payable and Accrued Liabilities

	September 30, 2007	December 31, 2006

Trade	$6,291	$4,688
Accrued liabilities	914	905
Employee-related items	3,046	5,347
	$10,251	$10,940

7.                                      Shareholders’ Equity

Stock Option Plan

The following is a summary of the number of common shares issuable pursuant to outstanding stock options:

For the Three-Month Periods			For the Nine-Month Periods
Ended September 30,			Ended September 30,
2007	2006		2007	2006

2,135,828	2,583,745	Balance, beginning of period	2,257,995	2,652,620
		Increase (decrease) resulting from:
—	—	Granted	420,000	330,000
(30,000)	(210,750)	Exercised	(565,500)	(542,333)
(75,000)	—	Cancelled	(81,667)	(16,667)
—	—	Expired	—	(50,625)
2,030,828	2,372,995	Balance, end of period	2,030,828	2,372,995

728,883	1,162,162	Exercisable at September 30	728,883	1,162,162
		As of September 30:
		Remaining unrecognized compensation cost related to non-vested stock options	$1,730	$1,998
		Weighted-average remaining requisite service period	1.9 years	2.1 years

		Weighted-average exercise price of options:
CDN$4.63	CDN$4.23	Outstanding, end of period	CDN$4.63	CDN$4.23
CDN$4.67	CDN$4.09	Exercisable, end of period	CDN$4.67	CDN$4.09
—	—	Granted	CDN$5.69	CDN$5.06
CDN$3.66	CDN$3.07	Exercised	CDN$3.70	CDN$3.26
CDN$5.52	—	Cancelled	CDN$5.45	CDN$5.93
—	—	Expired	—	CDN$3.33

The following table summarizes information about stock options outstanding at September 30, 2007:

	Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price	Aggregate Intrinsic Value ($000’s)	Number Exercisable	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price	Aggregate Intrinsic Value ($000’s)

CDN$2.01 — $2.50	454,994	4.47	CDN$2.35	CDN$1,821	104,994	0.28	CDN$2.33	CDN$438
CDN$2.51 — $3.00	37,500	5.87	CDN$2.63	CDN$138	—	—	—	—
CDN$3.01 — $3.50	15,000	1.10	CDN$3.25	CDN$46	15,000	1.10	CDN$3.25	CDN$46
CDN$3.51 — $4.00	—	—	—	—	—	—	—	—
CDN$4.01 — $4.50	125,000	1.25	CDN$4.30	CDN$251	125,000	1.25	CDN$4.30	CDN$251
CDN$4.51 — $5.00	180,000	2.70	CDN$4.70	CDN$290	150,000	1.86	CDN$4.70	CDN$242
CDN$5.01 — $6.65	1,218,334	3.89	CDN$5.58	CDN$895	333,889	2.60	CDN$5.56	CDN$250
	2,030,828	3.78	CDN$4.63	CDN$3,441	728,883	1.85	CDN$4.67	CDN$1,227

Deferred Share Unit Plan

Under the Company’s Deferred Share Unit Plan, members of senior management can elect to receive up to 20% of base salary and up to 100% of any bonus payable in respect of that year in deferred share units (“DSUs”) in lieu of cash compensation. An election must be made by December 1 of each year in respect of base salary and bonus for the following year. The elected amount is converted to a number of DSUs equal to the elected amount divided by the closing price of the common shares on TSX or NASDAQ on December 31 of each year, based on a purchase commitment as of December 1 of the prior year. Participants are not entitled to redeem any DSUs until cessation of employment with the Company for any reason. The value of DSUs redeemable by the participants will be equivalent to the market value of the common share at the time of redemption. The DSUs must be redeemed no later than the end of the first calendar year commencing after the date of cessation of employment. The DSU liability is re-measured at the end of each reporting period based on the market price of the Company’s common stock. The net increase or decrease in the value of the DSUs is recorded as compensation cost included in selling, general and administration expense.

The following summarizes the number of DSUs issued and outstanding and its impact on SG&A:

For the Three-Month Periods			For the Nine-Month Periods
Ended September 30,			Ended September 30,
2007	2006		2007	2006

230,018	225,456	Balance, beginning of period	230,447	199,868
—	2,148	Issued	—	27,736
—	—	Cancelled	(429)	—
230,018	227,604	Balance, end of period	230,018	227,604

($245)	$16	DSU (recovery) expense	($118)	($167)

8.                                      Segmented Information

Industry Segmentation

For purposes of operating decision-making and assessing performance, management considers that it operates in three segments: Radiopharmaceuticals, Manufacturing, and Corporate and Other. Executive management assesses the performance of each segment based on segment income. The segments are identified as reporting segments based on the distinct management teams, customer base, production process and regulatory requirements of each.  The Corporate and Other segment includes revenues earned via royalties and milestones, inter-segment eliminations and corporate expenses.  The accounting policies used to determine segmented results and measure segmented assets are the same as those described in the summary of significant accounting policies in the 2006 annual Consolidated Financial Statements.

For the Three-Month Periods			For the Nine-Month Periods
Ended September 30,			Ended September 30,
2007	2006		2007	2006
		PRODUCT SALES REVENUES
$5,816	$5,668	Radiopharmaceuticals	$17,450	$15,935
12,076	14,535	Manufacturing	39,846	46,389
(522)	(415)	Corporate and Other	(1,248)	(1,885)
$17,370	$19,788		$56,048	$60,439
		ROYALTY AND LICENSING REVENUES
$—	$—	Radiopharmaceuticals	$—	$4
—	—	Manufacturing	—	—
588	1,442	Corporate and Other	2,325	4,128
$588	$1,442		$2,325	$4,132
		TOTAL REVENUES
$5,816	$5,668	Radiopharmaceuticals	$17,450	$15,939
12,076	14,535	Manufacturing	39,846	46,389
66	1,027	Corporate and Other	1,077	2,243
$17,958	$21,230		$58,373	$64,571
		PRODUCT GROSS MARGIN
$3,144	$3,671	Radiopharmaceuticals	$10,175	$10,031
1,511	4,487	Manufacturing	9,265 (1)	16,104
42	(31)	Corporate and Other	105	(119)
$4,697	$8,127		$19,545	$26,016
		SELLING, GENERAL AND ADMINISTRATION EXPENSE
$1,434	$1,079	Radiopharmaceuticals	$3,812	$3,240
1,741	1,230	Manufacturing	3,772	4,575
1,617	1,952	Corporate and Other (2)	4,543	5,938
$4,792	$4,261		$12,127	$13,753
		RESEARCH AND DEVELOPMENT EXPENSE
$655	$558	Radiopharmaceuticals	$2,273	$1,980
—	—	Manufacturing	—	—
—	—	Corporate and Other	—	—
$655	$558		$2,273	$1,980
		SEGMENT INCOME (LOSS)(3)
$1,055	$2,034	Radiopharmaceuticals	$4,090	$4,815
(230)	3,257	Manufacturing	5,493	11,529
(987)	(541)	Corporate and Other	(2,113)	(1,929)
$(162)	$4,750		$7,470	$14,415
		DEPRECIATION AND AMORTIZATION
$249	$275	Radiopharmaceuticals	$816	$824
1,159	968	Manufacturing	3,075	2,676
91	84	Corporate and Other	260	252
$1,499	$1,327		$4,151	$3,752
		OPERATING INCOME (LOSS)(4)
$806	$1,759	Radiopharmaceuticals	$3,274	$3,991
(1,389)	2,289	Manufacturing	2,418	8,853
(1,078)	(625)	Corporate and Other	(2,373)	(2,181)
$(1,661)	$3,423		$3,319	$10,663

1 — Includes $517 of insurance proceeds related to a business interruption claim filed resulting from equipment damage during 2005 shutdown period.

2 — Stock-based compensation expense was recorded in SG&A in the amount of $319 in Q3, 2007 (Q3, 2006 - $248) and $890 in YTD, 2007 (YTD, 2006 - $736).

3 — Income (loss) before depreciation and amortization, financing income, foreign exchange loss and income taxes.

4 — Income (loss) before financing income, foreign exchange loss and income taxes.

	September 30,	December 31,
IDENTIFIABLE ASSETS	2007	2006
Radiopharmaceuticals	$19,509	$15,332
Manufacturing	63,672	54,162
Corporate and Other	41,387	36,468
	$124,568	$105,962

Geographic Segmentation

For the Three-Month Periods			For the Nine-Month Periods
Ended September 30,			Ended September 30,
2007	2006	REVENUES(1)	2007	2006
$8,949	$10,237	Canada	$27,920	$29,132
8,474	10,668	United States	28,471	34,564
535	325	Other	1,982	875
$17,958	$21,230		$58,373	$64,571

1               Revenues are attributable to countries based upon the location of the customer.

Long-Lived Assets

Substantially all of the Company’s Property, Plant and Equipment, Goodwill and Intangible Assets are located in Canada.

Expenditures for Property, Plant and Equipment

For the Three-Month Periods			For the Nine-Month Periods
Ended September 30,			Ended September 30,
2007	2006		2007	2006
$294	$249	Radiopharmaceuticals	$848	$941
2,705	1,152	Manufacturing	7,246	2,625
3	—	Corporate and Other	3	—
$3,002	$1,401		$8,097	$3,566

Product Sales Revenues by Major Product Groups

For the Three-Month Periods			For the Nine-Month Periods
Ended September 30,			Ended September 30,
2007	2006		2007	2006
$5,816	$5,668	Radiopharmaceuticals	$17,450	$15,935
8,298	10,894	Manufacturing - Sterile	28,458	37,397
3,778	3,641	Manufacturing - Non Sterile	11,388	8,992
157	—	Corporate and Other	487	259
(679)	(415)	Intercompany eliminations	(1,735)	(2,144)
$17,370	$19,788		$56,048	$60,439

Major Customers

The major customers disclosed in this table are included in the Manufacturing segment results.

For the Three-Month Periods			For the Nine-Month Periods
Ended September 30,			Ended September 30,
2007	2006		2007	2006
10.0%	19.0%	Customer A	14.0%	23.0%
22.0%	22.0%	Customer B	19.0%	23.0%
11.0%	11.0%	Customer C	11.0%	9.0%
12.0%	10.0%	Customer D	10.0%	9.0%
55.0%	62.0%		54.0%	64.0%

9.                                      Contingency

In July 2005, a claim was filed before the Superior Court of Justice of Ontario against the Company together with other defendants alleging that Permax®, a drug that the Company distributed in Canada for a third party manufacturer prior to July 2003, causes “compulsive/obsessive behaviour, including pathological gambling”.  The plaintiff is seeking to have this action certified as a class action.  The Company believes this claim against it is without merit and intends to vigorously defend this proceeding and any motion for certification. No amounts have been accrued in the accounts pursuant to this claim.

10.                               Comparative Information

The Company has reclassified certain prior period’s information to conform with the current presentation format.